Exhibit (b)(1)

ABC(2044)1022

Agricultural Bank of China Commitment Letter

(Shen East) ABC commitment letter (2012) No. 01

Shenzhen Genomics Institute of Technology, Inc.:

Under the assumption of fulfilling the Bank’s lending conditions, the Bank is committed to providing the offshore investment syndicated loan project for your institution with a loan support of thirty two million US dollars (in currency type and amount in block letters) USD 32,000,000.00 (in number).

The commitment letter can only be used for your institution to describe the loan fulfillment condition of the project to the relevant PRC authority. In the event of any major modifications to the state’s policies, significant adjustments in the project development scheme and investment plan, project owner’s major operating changes and other factors that cause your Institution failing to fulfill the Bank’s loan conditions, the commitment herein is subject to reconfirmation of the Bank.

The original copy of the commitment letter is valid starting from the issuing date of this letter with a period of validity of 12 months.

Agricultural Bank of China

Shenzhen East branch (Signature and Corporate Stamp)

Kang Shan Shan

September 4, 2012